

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 27, 2010

Aaron Jagfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

>   **Re: Generac Holdings Inc.**
>   **Registration Statement on Form S-1**
>   **Amended January 25, 2010**
>   **File No. 333-162590**

Dear Mr. Jagfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We may have further comments after you complete the blanks in your document.

Prospectus summary, page 1

2.   Please tell us how your disclosure that you "enjoy a leading industry market position" and that you "believe [you] are the market leader" with an approximately 70% market share in the installed residential standby generator market presents a balanced view of your market position given that the material that you provided in response to prior comment 1 appears to indicate that most of

the market segments include several companies with market shares that are a multiple of yours. Please advise.

Our competitive strengths, page 3

3.   We note your disclosure that you list as a competitive strength "[b]roadest product line in the industry." However, it appears from the information that you have provided in response to prior comment 1 that other market participants share the same product offerings. Please advise or revise.

The offering, page 8

4.   Please confirm whether your intention to include 3,281,259 shares in the over-allotment option actually should refer to 3,281,250 shares. Otherwise, please tell us (1) the authority on which you relied to determine the size of the option, and (2) how you calculated the maximum aggregate offering price as disclosed in the fee table.

Our products, page 87

5.   We note your response to prior comment 7. We are not making a determination at this time regarding whether your disclosure satisfies your obligations under Regulation S-K Item 101(c)(1)(i) or otherwise, and we urge you to consider carefully whether you have provided all required information in your prospectus. Please also refer to the acknowledgements mentioned at the end of this letter that must accompany any request for acceleration of the effective time of this registration statement.

Board of directors, page 95

6.   We note your disclosure on page 96 that you board may be divided into 3 classes; however, exhibit 3.1 indicates that the board will be classified. Please disclose your current intention regarding the classification and term of each director.

7.   Please tell us who is the eighth director mentioned in section 5.1 of exhibit 3.1.

Base salary, page 103

8.   Please expand your disclosure in responses to prior comments 9 and 10 to address the disclosed analysis of the reasonableness of base salary and the adjustments based on that compensation comparison.

Annual bonus, page 104

9.   Please expand your disclosure in response to prior comment 9 to disclose the
        dollar amount of Adjusted EDITDA to which you will apply the percentages
        mentioned in the first sentence of the last paragraph of this section.

Executive compensation, page 107

10.   We note that your revised disclosure in footnote (1) on page 107 indicates that
        "[t]he amount of non-equity incentive plan compensation for fiscal 2009 has not
        yet been determined." However, instruction 1 to Regulation S-K Item
        402(c)(2)(iii) and (iv) refers to an amount of salary or bonus earned that is not
        calculable through the latest practicable date. Please advise whether the amount
        referenced in footnote (1) is not yet calculable, or simply has not yet been
        determined.

Summary compensation table, page 107

11.   Please revise your disclosure in response to prior comment 13 so that you do not
        change the form of table required by Regulation S-K Item 402.

Employment agreements and severance benefits, page 111

12.   We note your disclosure on page 113 that Mr. Jagdfeld would have been entitled
        to receive $750,000 in bonuses if you terminated him on December 31, 2009
        without cause. Please show us how you calculated this amount.

CCMP transactions, page 122

13.   We reissue prior comment 15 in part. Please disclose each related party's interest
        in the transactions mentioned in the second paragraph of this section. The
        instruction you cite as your basis for omitting the disclosure refers to an interest
        based on ownership of the registrant's securities, not an interest based on another
        entity's securities as appears to be the case with the transaction described in the
        second paragraph of this section.

Exhibits

14.   Please tell us where you have filed the "Exhibit B" mentioned in exhibit 10.66.

15.   Please tell us why exhibits 10.65 and 10.66 are unsigned and undated when you
        your disclosure on page 111 appears to indicate that the agreements have been
        executed.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP